Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 2, 2016	NR 16-4

Alianza Minerals Financing Over Subscribed

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is pleased to announce that the $500,000 financing announced on February 17, 2016 is over-subscribed and the Company will now proceed to close the offering for $675,000.

“We are pleased that the offering was placed with groups that are supportive of the prospect generator model and have a longer term view of investing in exploration,” commented Jason Weber, President and CEO. “We are eager to complete some important property acquisitions in addition to securing partners for our current portfolio of projects in Yukon, Nevada and Peru.”

Alianza Financing

Alianza raised $675,000 by way of a private placement of units comprised of one common share of Alianza and one non-transferable common share purchase warrant. Each warrant allows the holder to acquire one common share at a price of $0.15 for a period of 4 years after closing of the private placement.

Finder’s fees of 5% cash and 5% of the amount of units sold will be paid to certain parties upon closing of the offering which will be completed shortly.

The securities issued in this offering will have a four month trading restriction.

The funds raised will be used to carry out Alianza’s 2016 plans as announced on February 11, 2016.

Debt Settlement Completed

The proposed debt settlement was approved by the shareholders of Alianza at the Special General Meeting on February 29th, 2016, and the TSX Venture Exchange has now accepted the filings for the settlement. Alianza will now complete the issuance of the 2 million common shares to settle debts to Pacific Opportunity Capital Ltd. of $300,000.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focusing on gold and copper exploration in Latin America and Nevada.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Forward Looking Information

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects" and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the Shares-for-Debt Transaction, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are risks detailed from time to time in the filings made by the Company with securities regulations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. As a result, the Company cannot guarantee that any forward-looking statement will materialize and the reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward-looking statements as expressly required by Canadian securities law.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.